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SECU 04001657)MMISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51986

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
eSpeed Government Securities Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

RECD S.E.C.
JAN 14 2004

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP

(Name — *if individual, state last, first, middle name*)

(Address) (City) (State) Zip Code)

CHECK ONE:
- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 11 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
and Stockholder of eSpeed Government Securities, Inc.:

We have audited the accompanying statement of financial condition of eSpeed Government Securities, Inc. (the "Company") as of December 31, 2002, and the related statements of income, cash flows and changes in stockholder's equity for the year then ended that you are filing pursuant to Section 405.2 of the Regulations under Section 15C of the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of eSpeed Government Securities, Inc. at December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules g and h listed in the accompanying table of contents are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Regulations under Section 15C of the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

March 1, 2003

eSpeed Government Securities, Inc.

STATEMENT OF FINANCIAL CONDITION
December 31, 2002

Assets

Reverse repurchase agreements with related parties	$163,651,934
Other assets	3,000
Total assets	$163,654,934

Liability and Stockholder's Equity

Payable to related parties	$ 54,503,263
Total liability	54,503,263
Stockholder's Equity:	
Common stock, $.01 par value; 3,000 shares authorized; 100 shares issued and outstanding	1
Additional paid-in capital	999,999
Retained earnings	108,151,671
Total stockholder's equity	109,151,671
Total liability and stockholder's equity	$163,654,934

See notes to financial statements.

eSpeed Government Securities, Inc.

NOTES TO FINANCIAL STATEMENTS
For the year ended December 31, 2002

1. Summary of Significant Accounting Policies

Basis of Presentation: eSpeed Government Securities, Inc. (the "Company") is a wholly-owned subsidiary of eSpeed, Inc. (the "Parent", or together with each of its subsidiaries, the "eSpeed entities"), a publicly-traded company in which a majority interest is held by Cantor Fitzgerald Securities ("CFS"), which in turn is a 99.5%-owned subsidiary of Cantor Fitzgerald, L.P. ("CFLP", or together with CFS and its affiliates, "Cantor").

The eSpeed entities primarily engage in the business of operating interactive business-to-business vertical electronic marketplaces designed to enable market participants to trade financial and non-financial products more efficiently and at a lower cost than traditional trading environments permit. The eSpeed entities provide software and hardware services for order routing and trade execution systems for exchanges, broker-dealers and their customers, and for automated trading systems involving various financial instruments in the interactive electronic marketplaces operated by the eSpeed entities. The Company serves as agent for all of the eSpeed entities in their transactions in the United States associated with U.S. Treasury and Agency securities.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities in the financial statements. Management believes that the estimates utilized in preparing the financial statements are reasonable and prudent. Estimates, by their nature, are based on judgment and available information. As such, actual results could differ materially from the estimates included in these financial statements.

Transaction Revenues: Securities transactions and the related transaction revenues are recorded on a trade date basis.

Reverse repurchase agreements with related parties: Securities purchased under agreements to resell ("Reverse Repurchase Agreements") are accounted for as collateralized investment transactions. It is the policy of the Company to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned. Collateral is valued daily and the Company may require counterparties to deposit additional collateral or return amounts loaned when appropriate.

Income Taxes: The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes have been provided on a separate entity basis. The Company is included in the combined state and local income tax returns with the Parent and other subsidiaries of the Parent. State and local income taxes have been provided on a separate entity basis at the effective tax rate of the Parent's combined group filing. In accordance with the terms of the Tax Allocation Agreement with the Parent, all current and deferred taxes are offset with all other intercompany balances with the Parent.

2. Related Party Transactions

At December 31, 2002, the Company's Reverse Repurchase Agreements were transacted on an overnight basis with CFS. Under the terms of these agreements, the securities collateralizing the Reverse Repurchase Agreements are held under a custodial arrangement with a third-party bank and are not permitted to be resold or repledged. The fair value of such collateral at December 31, 2002 was $166,920,188.

Under the Amended and Restated Joint Services Agreement among the eSpeed entities and Cantor, the eSpeed entities own and operate the electronic trading system and are responsible for providing electronic brokerage services, and Cantor provides voice-assisted brokerage services, fulfillment services, such as clearance and settlement, and related services, such as credit risk management services, oversight of client suitability and regulatory compliance, sales positioning of products and other services customary to market intermediary operations. The eSpeed entities and Cantor share revenues derived from transactions effected in the marketplaces in which they collaborate and other specified markets. In general, the Company earns 65% of the transaction revenues for fully electronic transactions and 7% of the transaction revenues for voice-assisted brokerage transactions.

Pursuant to guidance contained in the Financial Accounting Standards Board's Emerging Issues Task Force Abstract No. 99-19, the Company's fully electronic transactions are reflected net of the fulfillment services fees that are paid to related parties. Fully electronic transactions are reflected as transactions with related parties because they are implemented pursuant to the Joint Services Agreement entered into with related parties.

Under the Administrative Services Agreement, Cantor provides various administrative services to the eSpeed entities, including accounting, tax, sales and marketing, legal and facilities management. The Company is required to reimburse Cantor for the cost of providing such services. The costs represent the direct and indirect costs of providing such services and are determined based upon the time incurred by the individual performing such services. Management believes that this allocation methodology is reasonable. The Administrative Services Agreement has a three-year term which will renew automatically for successive one-year terms unless cancelled upon six months' prior notice by either the eSpeed entities or Cantor. For the year ended December 31, 2002, the Company incurred administrative fees for such services of $228,125. In addition, at December 31, 2002 there are related party payables to the Parent and other affiliates, primarily in connection with amounts due under the Tax Allocation Agreement, in the amount of $54,503,263.

The services provided under both the Joint Services Agreement and the Administrative Services Agreement are not the result of arm's-length negotiations because Cantor owns and controls the Parent. As a result, the amounts charged for services under these agreements may be higher or lower than amounts that would be charged by third parties if the Company did not obtain such services from Cantor.

3. **Income Taxes**

The provision for income taxes, included in payables to related parties, consists of:

Federal	$	23,343,864
State		5,622,367
Total	$	28,966,231

There were no items giving rise to deferred taxes at December 31, 2002.

4. **Commitments and Contingent Liabilities**

Risk and Uncertainties: The majority of the Company's revenues consist of transaction fees earned from Cantor based on fixed percentages of certain commissions paid to Cantor. Consequently, any reductions in the amounts of such commissions paid to Cantor could have a material adverse effect on the Company's most significant source of revenues. In addition, the Company's and Cantor's revenues could vary based on the transaction volume of financial markets around the world.

Legal Matters: In the ordinary course of business, the eSpeed entities and Cantor are defendants or co-defendants in various litigation matters. For certain pending litigation matters or supplemental allegations surrounding Cantor's limited partnership agreement, Cantor has agreed to indemnify the eSpeed entities with respect to any liabilities these entities may incur as a result of such lawsuits or allegations. Although there can be no assurances, the Company believes, based on information currently available and consultation with counsel, that the ultimate resolution of these legal proceedings will not have a material adverse effect on its financial condition or results of operations.

5. **Regulatory Capital Requirements**

As a registered U.S. Government securities broker-dealer under Section 15C of the Securities Exchange Act of 1934 (the "Act"), the Company is subject to the financial responsibility requirements of Section 402.2 of the Act, which requires the maintenance of minimum liquid capital, as defined. At December 31, 2002, the Company's liquid capital of $109,148,671 was in excess of minimum requirements by $109,123,671.

* * * * * *